(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 245 Summer Street Boston, MA 02210 617-563-7000
|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	July 26, 2013

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Fidelity Merrimack Street Trust (the trust):
Fidelity Investment Grade Bond ETF
Fidelity Limited Term Bond ETF
Fidelity Total Bond ETF (the funds)

Securities Act File No: 333-18637

Investment Company Act File No. 811-22796

Ladies and Gentlemen:

Transmitted herewith on behalf of the trust is Pre-Effective Amendment No. 2 and Amendment No. 2 (the Amendment) to the trust's registration statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively (the Registration Statement). This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The trust's initial Registration Statement was filed on February 1, 2013. This filing serves to register the funds as an additional series of the trust. The Amendment contains the Prospectuses and Statements of Additional Information (SAIs) for the funds only and is not intended to affect the prospectus or SAI for Fidelity Corporate Bond Exchange-Traded Fund filed with the initial Registration Statement. Please note that the cover page of the Prospectuses and SAIs for the funds contain the standard "red herring" legend called for by Rule 481 of Regulation C.

The trust intends to file one or more amendments to the Registration Statement in order to add other exhibits and information necessary to complete the Registration Statement and to respond to staff comments that might be received with respect to this filing.

Please contact Jamie Plourde at (817) 474-7037 with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Nicole Garceau
Nicole Garceau
Legal Product Group